UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

[ x ]             ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2000

[    ]            TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934


                         Commission File Number 0-19231


A. Full title of the Plan and address of the Plan, if different from that of the issuer named below:

                REDWOOD EMPIRE BANCORP 401(K) PROFIT SHARING PLAN


B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive offices:

                             REDWOOD EMPIRE BANCORP
                              111 Santa Rosa Avenue
                        Santa Rosa, California 95404-4905



       Registrant's telephone number, including area code: (707) 573-4800
                                                           --------------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees have (or other persons who administer the employee benefit plan) duly caused this annual report to be signed by the undersigned thereunto duly authorized.




                REDWOOD EMPIRE BANCORP 401(K) PROFIT SHARING PLAN




                /s/ James E. Beckwith
      By:      ________________________________________
                James E. Beckwith
                Executive Vice President and
                Chief Operating Officer

                                    CONTENTS








REPORT OF INDEPENDENT AUDITORS ...........................................    4


FINANCIAL STATEMENTS

     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS ......................    6

     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS............    7

     NOTES TO FINANCIAL STATEMENTS .......................................    8


SUPPLEMENTAL SCHEDULES REPORTED

     SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) ......   13


EXHIBIT

     EXHIBIT A - CONSENT OF INDEPENDENT AUDITORS .........................   15

                         REPORT OF INDEPENDENT AUDITORS


Redwood Empire Bancorp
401(k) Profit Sharing Plan
Santa Rosa, California

We have audited the accompanying statement of net assets available for benefits of the Redwood Empire Bancorp 401(k) Profit Sharing Plan as of December 31, 2000 and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The statement of net assets available for benefits as of December 31, 1999 was reported on by other auditors whose report dated June 16, 2000 expressed an unqualified opinion on that statement.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                           Crowe, Chizek and Company LLP
South Bend, Indiana
June 22, 2001

                             REDWOOD EMPIRE BANCORP
                           401(k) Profit Sharing Plan

                              FINANCIAL STATEMENTS
                           December 31, 2000 and 1999

                REDWOOD EMPIRE BANCORP 401(k) Profit Sharing Plan
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 2000 and 1999

--------------------------------------------------------------------------------


                                                                                   2000               1999
                                                                                   ----               ----
ASSETS
     Investments, at fair value                                              $     3,937,145    $    4,714,674

     Cash and cash equivalents                                                            92            12,394

     Employer contribution receivable                                                145,685           143,366
                                                                             ---------------    --------------


NET ASSETS AVAILABLE FOR BENEFITS                                            $     4,082,922    $    4,870,434
                                                                             ===============    ==============











--------------------------------------------------------------------------------
                 See accompanying notes to financial statements.

                REDWOOD EMPIRE BANCORP 401(k) Profit Sharing Plan
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year ended December 31, 2000

--------------------------------------------------------------------------------




Additions to net assets attributed to:
      Investment income (loss)
         Net depreciation in fair value of investments                                             $     (1,009,614)
         Interest and dividends                                                                             255,142
                                                                                                   ----------------
             Total                                                                                         (754,472)

      Contributions
         Employer                                                                                           141,479
         Participants                                                                                       475,622
         Rollovers                                                                                            6,462
                                                                                                   ----------------
             Total                                                                                          623,563
                                                                                                   ----------------

             Total                                                                                         (130,909)

Deductions from net assets attributed to:
      Benefits paid directly to participants or their beneficiaries                                         636,446
      Expenses                                                                                               20,157
                                                                                                   ----------------

             Total                                                                                          656,603
                                                                                                   ----------------

Net decrease                                                                                               (787,512)

Net assets available for benefits
      Beginning of year                                                                                   4,870,434
                                                                                                   ----------------

      End of year                                                                                  $      4,082,922
                                                                                                   ================



--------------------------------------------------------------------------------
                 See accompanying notes to financial statements.

                REDWOOD EMPIRE BANCORP 401(k) Profit Sharing Plan
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2000 and 1999
--------------------------------------------------------------------------------


NOTE 1 - DESCRIPTION OF PLAN

The following description of the Redwood Empire Bancorp (the "Company") 401(k) Profit Sharing Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General: The Plan, established on January 1, 1987, is a defined contribution plan covering eligible employees of the Company. Employees must be 21 years of age and must have completed 90 days of service to be eligible for participation in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Contributions: Each year, participants may contribute up to 15 percent of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan.

The Plan also allows employer matching and non-matching contributions to be made at the discretion of the Company. The method for determining discretionary employer matching contributions for the years ended December 31, 2000 and 1999, is as follows:

        Employee                     Percent                    Employer
      Contribution                    Match                   Contribution

       First $300                      100%                 $      300
       Next $400                        75                         300
       Next $800                        50                         400
       Next $4,000                      25                       1,000

Therefore, the maximum employer matching contribution per employee for the years ended December 31, 2000 and 1999 was $2,000. There were no employer non-matching contributions during the years ended December 31, 2000 and 1999.

Participant Accounts: Each participant's account is credited with the participant's contributions, allocations of the Company's contribution, and investment earnings. Allocation of the Company contribution is based on participants' compensation, as defined in the Plan. Allocation of investment earnings is based on participants' account balances. Forfeited balances of terminated participants' non-vested accounts must first be used to reduce the Plan's administrative costs and any remaining forfeitures are to be allocated to participant accounts as an employer non-elective contribution. The benefit to which a participant is entitled is the participant's vested account balance.



--------------------------------------------------------------------------------
                                   (Continued)

                REDWOOD EMPIRE BANCORP 401(k) Profit Sharing Plan
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2000 and 1999
--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF PLAN (Continued)


Investment Options: The Plan requires that participant accounts be invested on a self-directed basis in investment products offered by Charles Schwab & Co., Inc., which may include the purchase of the Company's stock.

Vesting: Participants are entitled to the full value of their contributions and earnings thereon at any time. The Plan provides for 20% vesting of the participant's interest in the Company's contributions for each year of service (as defined by the Plan). Upon termination of employment due to retirement, death, disability, or separation from service, the vested balances in the participants' accounts will be distributed to the participants or their beneficiaries in a lump sum, equal periodic installments in the form of an annuity, or any combination thereof, at the election of the participant or their beneficiary.

Withdrawals: A participant in the Plan may make full or partial withdrawals of funds subject to the provisions of the Plan. Terminated employees may also apply for and receive hardship withdrawals from the Plan.

Termination: The Company expects to continue the Plan indefinitely, but reserves the right to amend, suspend or discontinue the Plan in whole or in part at any time by action of the Company's Board of Directors. Upon termination of the Plan, each participant's account would fully vest and be non-forfeitable.

Loan Provisions: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their vested account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates that range from 8.75 percent to 10.5 percent.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The policies and principles which significantly affect the accounting for net assets and results of operations are summarized below.

Basis of Accounting: The accompanying financial statements are prepared on the accrual basis of accounting.

Cash and Equivalents:  Includes cash and money market accounts valued at cost.

Investments: Investments are stated at fair value as determined by quoted market prices. Realized gains or losses on the sale of investments are recorded on the trade date as the difference between the proceeds received and the current value of the investments at the beginning of the year or their cost if acquired during the year. Net appreciation (depreciation) in fair value of investments includes net unrealized market appreciation and depreciation, net realized gains and losses on the sale of investments during the period, and is net of investment expenses.


--------------------------------------------------------------------------------
                                   (Continued)

                REDWOOD EMPIRE BANCORP 401(k) Profit Sharing Plan
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2000 and 1999
--------------------------------------------------------------------------------

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

Distributions:  Distributions to participants are recorded when paid.

Use of Estimates: In preparing the financial statements of the Plan, management makes estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.


NOTE 3 - INCOME TAXES

The Plan has received a favorable determination letter dated June 10, 1998 from the Internal Revenue Service as to its qualified status. The Plan administrator believes that the Plan is being operated in compliance with applicable requirements of the Internal Revenue Code and the Employee Retirement Income Security Act, and that the trust, which operates with the Plan, is exempt from income tax. Accordingly, no provision has been made for federal or state income taxes in the accompanying financial statements.

NOTE 4 - ADMINISTRATION COSTS

In accordance with the Plan, all costs and expenses of administering the Plan are borne by the Company to the extent that the costs and expenses exceed the balance in the forfeiture account, except for expenses paid to the recordkeeper and for commissions on investment transactions which are deducted from participant accounts.

NOTE 5 - INVESTMENTS

Investments representing more than 5% of the net assets available for benefits at December 31, 2000 and 1999 are as follows:

      Investments at Quoted Market Value:              2000          1999
      ----------------------------------               ----          ----

      Redwood Empire Bancorp common stock         $  243,665    $  259,909
      Baron Asset Fund                               150,968       321,494
      Firsthand Technology Value Fund                615,816       632,280
      GAM International Fund                         114,934       246,207
      Schwab S&P 500 Select Fund                     432,653       628,369





--------------------------------------------------------------------------------
                                   (Continued)

--------------------------------------------------------------------------------

                REDWOOD EMPIRE BANCORP 401(k) Profit Sharing Plan
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2000 and 1999
--------------------------------------------------------------------------------

NOTE 5 - INVESTMENTS (Continued)

The following table presents the net depreciation (including investments bought, sold and held during the year) in fair market value for each of the Plan's investment categories for the year ended December 31, 2000.

              Mutual funds                        $     (626,414)
              Common stock                              (383,200)
                                                  ---------------

                                                  $   (1,009,614)
                                                  ===============

All of the Plan's investments are uninsured.


NOTE 6 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, any party rendering services to the Plan, the employer and certain others.

The Plan's investments include Redwood Empire Bancorp common stock and Schwab S&P 500 Select Fund which represent party-in-interest transactions that qualify as exempt prohibited transactions.

During 2000, the plan sold 1,073 shares of Redwood Empire Bancorp common stock at a range of $20.25 to $20.625 per share and 558 shares were distributed to terminated participants. No shares of Redwood Empire Bancorp common stock were purchased in 2000. Additionally, the Plan sold 13,202 units of Schwab S&P 500 Select Fund at a range of $20.13 to $23.44 per unit. The Plan purchased 7,055 units of Schwab S&P 500 Select Fund at a cost ranging from $20.28 to $23.54 per unit.

At December 31, 2000 and 1999, the Plan held the following party-in-interest investments (at quoted market value):



    Redwood Empire Bancorp
      common stock, 11,959 and
      13,590 shares                                $   243,665    $  259,909

    Schwab S&P 500 Select Fund, 21,240 and
      27,387 units                                     432,653       628,369





--------------------------------------------------------------------------------

                            SUPPLEMENTAL INFORMATION

                REDWOOD EMPIRE BANCORP 401(k) Profit Sharing Plan
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                December 31, 2000
--------------------------------------------------------------------------------

Attachment to Form 5500, Schedule H, Part IV, Line 4i

Name of Plan Sponsor:                          Redwood Empire Bancorp
                                     -------------------------------------------
Employer Identification Number:                      68-0166366
                                     -------------------------------------------
Three-digit Plan Number:                                 001
                                     -------------------------------------------

                                                               (c)
                                                    Description of Investment
                          (b)                       Including Maturity Date,                              (e)
             Identity of Issue, Borrower,         Rate of Interest, Collateral,       (d)(1)            Current
   (a)         Lessor, or Similar Party               Par or Maturity Value            Cost              Value
   ---         ------------------------               ---------------------            ----              -----

    *    Redwood Empire Bancorp
           common stock                                     11,959 shares                           $       243,665

         Money Market Accounts
    *      Schwab Retirement Money Fund                    195,984 units                                    195,984
    *      Schwab Value Advantage
             Money Fund                                     25,092 units                                     25,092
    *      Schwab Money Market Fund                        125,498 units                                    125,498

         Mutual Funds
           Artisan International Fund                        6,333 units                                    138,689
           Baron Asset Fund                                  2,776 units                                    150,968
           Firsthand Technology Value Fund                   8,247 units                                    613,020
           GAM International Fund                            5,741 units                                    114,934
           Janus Mercury Fund                                4,836 units                                    143,495
           Montgomery Emerging Markets
             Fund                                            3,482 units                                     32,136
           NB Genesis Fund                                   4,308 units                                     80,432
           Pin Oak Aggressive Stock                          1,990 units                                     92,495
           RS Emerging Growth Fund                           2,190 units                                     96,366
           RS Value Plus Growth Fund                         2,473 units                                     60,890
    *      Schwab S&P 500 Select Fund                       21,240 units                                    432,653
           Sound Share Fund                                  2,664 units                                     89,781
           Strong Corporate Fund                             1,480 units                                    155,637

         Personal Choice Account                          See attached listing                            1,039,119

         Loans to Participants                            Interest rates
                                                           ranging from
                                                          8.75% to 10.50%                                   106,291
                                                                                                    ---------------

                                                                                                    $     3,937,145
                                                                                                    ===============

*    Denotes party-in-interest.
(1) Cost is not presented as all investments are participant directed investments.

--------------------------------------------------------------------------------

                                    EXHIBIT A




                        CONSENT OF INDEPENDENT AUDITORS

                                                                  Exhibit A





                         CONSENT OF INDEPENDENT AUDITORS



We consent to the use of our report dated June 22, 2001, on the financial statements of the Redwood Empire Bancorp 401(k) Profit Sharing Plan, which is included in this Annual Report on Form 11-K for the year ended December 31, 2000, and incorporation by reference in Registration Statement No. 33-35377 of Redwood Empire Bancorp on Form S-8.


                                 Crowe, Chizek and Company LLP
South Bend, Indiana
June 28, 2001